CalAtlantic Group, Inc.
15360 Barranca Parkway
Irvine, CA  92618

October  20, 2016

VIA EDGAR

Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
 Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
 Washington, D.C.  20549
Re:	CalAtlantic Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 1-10959
:
Dear Mr. Cash:
This letter sets forth the responses of CalAtlantic Group, Inc. (the "Company" or "CalAtlantic") to the comment letter, dated September 21, 2016, received from the staff of the Securities and Exchange Commission (the "Staff") concerning the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (the "Form 10-K").  Please find our responses to the Staff's comments below.  For your convenience, we have copied each of the Staff's comments immediately preceding our responses.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 20
General
1.	We note that you completed your merger with Ryland on October 1, 2015 and this transaction has, and will continue to, significantly impact actual period-over-period comparisons of your results of operations. We also note, as you stated in your recent earnings releases, that actual comparisons are not meaningful. In annual and quarterly filings, please address the following:
•	quantify the impact the merger had on each material financial statement line item in your discussion of actual results; and
•
supplement disclosures related to your actual results with a discussion and analysis of your results of operations and financial condition based on pro forma financial information presented in a format consistent with Article 11 of Regulation S-X.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

CalAtlantic Response:
The Company recognizes that management's discussion and analysis should focus on financial statement information and other statistical data that management believes will enhance a reader's understanding of the Company's financial condition, changes in financial condition and results of operations.  As a result of our merger with Ryland, certain aspects of the Company's period-over-period comparisons are less meaningful due to the magnitude of the merger.  To compensate for this, and in consideration of the financial information and operating data that we believe, in light of the merger, would be relevant and useful to investors and other users, we determined that providing limited supplemental pro forma information in the introductory section of MD&A in our 2015 Form 10-K would aid the readers with 2015 over 2014 comparability for the entire merged business.
The Company has previously provided investors with the audited financial statements of Ryland together with the pro forma financial statements contemplated by, and prepared in accordance with, Regulation S-X.  These financial statements and pro forma information were included in the Company's registration statement on Form S-4 filed in connection with the merger (Registration Statement No. 333-205452) as well as on Form 8-K (filed on October 5, 2015).  In addition, the Company included in its 2015 Form 10-K summarized unaudited supplemental pro forma operating results as if Ryland had been included in the Company's consolidated statements of operations as of the beginning of fiscal 2014 and 2015, as required by ASC 805.  Please see footnote 3 in Part II, Item 8.
The Company has considered the guidance contained in the Division of Corporation Finance Financial Reporting Manual ("FRM") Section 9220.6 and 9220.7 with respect to satisfying the requirements of Item 303 of Regulation S-K in our Form 10-K. As noted in this guidance, it is clear that MD&A must analyze the financial statements included in the filing, but, as also noted, there are situations where comparisons other than those of the historical financial information may provide valuable supplemental information.  The discussion in our 2015 Form 10-K of actual results was intended to satisfy MD&A requirements, while the  corresponding supplemental pro forma information was provided in the spirit of supplementing the Company's historical results to provide insight into the underlying trends of the combined business post-acquisition, since, because of the magnitude of the merger, year-over-year comparisons to historical financial information alone had the potential to give investors a distorted positive view of our combined results. As suggested in Section 9220.9 of the FRM, the Company also indicated in the disclosure accompanying the selected pro forma information why it believed such information was useful as well as the risks and limitations of such information.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

The Company appreciates the Staff's view that additional commentary about the merger's impact on the Company's actual results may be beneficial.  As a result, in future filings, commencing with the Company's Form 10-Q for the quarter ended September 30, 2016, we will provide additional discussion quantifying the impact the merger had on each financial statement line item in our discussion of actual results.  This discussion will address the dollar impact as well as the impact on relative metrics (e.g., gross margin percentage and SG&A as a percentage of home sales revenues).  In addition, where the merger did not have a material impact on a particular financial statement line item, the Company will clarify that detail.  The Company will also include a supplemental discussion in MD&A based on the footnote pro forma information specified by ASC 805, which we believe is an appropriate format based on the Company's particular facts and circumstances and consistent with Staff guidance contained in Section 9220.8 of the FRM.
2.	In annual and quarterly filings, please disclose and discuss changes in revenues, gross margins, gross margin percentages, and pretax income during each period presented for each homebuilding segment. Please also disclose and discuss cancellation rates and average sales incentives during each period presented for each homebuilding segment. Refer to Item 303(A)(3) and Topic 501.12.b of the Financial Reporting Codification.

CalAtlantic Response:

The Company included disclosure of changes in homebuilding revenues, pretax income and pretax income percentages for each homebuilding segment in a tabular presentation in the MD&A section of its 2015 Form 10-K and subsequent quarterly filings. We considered the guidance in Topic 501.06.a of the Financial Reporting Codification when presenting this information for each homebuilding segment. We further provided a narrative discussion of the changes in each material financial statement line item on a consolidated level. To the extent our discussion of changes on a consolidated level applies similarly to each of our homebuilding segments, we do not believe additional repetitive discussion about each homebuilding segment is useful to investors and other users of our financial statements. If there are material differences in the changes in any of our homebuilding segments that are not addressed in the discussion of our consolidated results, we do, and will in future filings, expand our discussion to the segment level if we determine such discussion would be meaningful and useful to investors and readers of our financial statements.  We believe that the current tabular presentation of the financial and operating data of our homebuilding segments and our discussion of our results of operations in our 2015 Form 10-K and subsequent quarterly filings provides the users of our financial statements with a concise and meaningful view of each segment's financial condition and operating performance.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

We will disclose and discuss cancellation rates for each homebuilding segment in future filings.  We do not intend to include homebuilding segment discussions of gross margins or average sales incentives.  We do not believe these additional disclosures are meaningful to investors and other readers for the reasons noted below:

Gross Margins and Gross Margin Percentages
As discussed above, the Company provides disclosure of changes in pretax income and pretax income percentages for each homebuilding segment. We believe that the disclosure we provide of changes in pretax income and pretax income percentages by segment is consistent with Topic 501.06.a of the Financial Reporting Codification as it provides the reader with the key information they need to understand the operating performance of the segment, and that providing the additional measure of gross margin would not meaningfully enhance the readers understanding of segment performance. Pretax income is a useful measure of the performance of our segments as it includes all costs associated with developing land, building homes, selling and marketing homes and overhead expenses associated with the segment.  We note that across the public company homebuilder sector, there are multiple income statement classification differences between cost of sales line items and SG&A line items making comparisons across the sector difficult.  Because of these differences, the "gross margin" and "SG&A" reported by different builders may not be comparable.  Pretax income is not materially impacted by these classification differences and is therefore, we believe, the most useful metric for comparing financial performance across the public company homebuilding sector.

Average Sales Incentives

The Company sells single-family homes targeting customers across the homebuilding spectrum, from entry level to luxury, in over 40 metropolitan statistical areas spanning 17 states. Each of our communities and each of our home offerings is unique, with variation in sales price of substantially similar home plans based on, among other things, market specific dynamics, community location, school district, community features, homesite attributes, time to delivery, optional features and design specifications. The Company's sales strategy is focused on demonstrating the value of our homes to our prospective purchasers by distinguishing our product and pricing (including incentives) from that of our competitors or other home buying opportunities. In the sales process, the Company negotiates the terms of a home sales contract with a prospective homebuyer, including base sales price, lot premium, options/upgrades, and other incentives. The homebuyer is generally motivated by the entirety of the pricing, options and incentives, while the Company is focused on the net selling price of the home.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

When selling a home, the Company's goal is to achieve a net selling price deemed attainable at the time. The Company utilizes a combination of pricing and incentives as a sales strategy directed at its prospective homebuyers. Incentives are offered in various forms, for example, a discount on the base price of the house, a discount on the cost of the options or upgrades (such as stainless steel appliances, hardwood flooring or tile, solid surface countertops, upgraded doors and cabinets, upgraded plumbing and electrical fixtures, etc.), payment of closing costs, discounted mortgage financing or merely a lowered base price of the house. The combination of pricing and the value of the incentives offered to prospective homebuyers varies from buyer-to-buyer, community-to-community and home-to-home, and can be adjusted week-to-week or even day-to-day, based upon homebuyer preferences or in response to changes in competitive pricing. For example, assume the Company is selling the same model of house in two different communities. In one community, the Company may offer the house with a base price of $500,000 and provide $50,000 of incentives and, in the other community, offer the house with a lower base price of $450,000 and no incentive. Each of these examples achieves the Company's goal of a $450,000 net selling price of the home. The Company believes that because of the variability in its sales and marketing strategies (i.e. modifications to the mix of its base prices and the time, method and manner in which it offers incentives), detailed disclosure of incentives could be more confusing than helpful to an investor, as for example, an investor may conclude that increases in the Company's future revenue correlate to a decrease in the incentives being offered when in fact the incentives have merely been replaced by lower base selling prices. Accordingly, the Company believes that its current disclosure of the net selling price of its homes along with disclosure of the causes of changes in such amounts is the most relevant and meaningful disclosure to an investor
Selected Financial Information, page 21
3.	We note that in your reconciliation of net income to adjusted homebuilding EBITDA, you include a subtotal titled EBITDA; however, it appears to us this subtotal includes adjustments for items in addition to what the acronym suggests. Please either include a subtotal titled, EBITDA, that only includes adjustments identified by the acronym or eliminate this subtotal. Refer to Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

CalAtlantic Response:

We will revise our calculation of the EBITDA subtotal in future annual and quarterly filings to only include adjustments identified by the acronym. Specifically, we will present the adjustment for "amortization of stock-based compensation" below the subtotal titled EBITDA.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

Critical Accounting Policies, page 33
Inventory and Impairments, page 34
4.	We note that you perform a detailed budget and cash flow review of all of your real estate projects on a periodic basis throughout each fiscal year. Please tell us and expand your disclosures to clarify the term periodic and explain how often real estate projects are actually reviewed.

CalAtlantic Response:

We perform a detailed budget and cash flow review of all of our real estate projects on a semi-annual basis throughout each fiscal year. In future filings we will clarify that all of our real estate projects are reviewed on a semi-annual basis.
5.	We note that you assess real estate inventory at the project level. Please tell us and disclose how you define "project level," including whether this term is synonymous with your term, "communities." Also, in addition to providing disclosures related to "active selling communities," please provide disclosures related to communities not yet open, inactive communities, and/or any other communities you own.

CalAtlantic Response:

The term "project", when discussed in our annual and quarterly filings, is synonymous with the term "community".  We define a community as any grouping of lots with the following characteristics:

•	The homes are sold out of one model complex;
•	One sales team is responsible for selling homes; and
•	One product type is offered on all the lots.

We will clarify this point in future filings.

In the Inventories and Impairment section of our Critical Accounting Policies, we disclose that:
"We perform a detailed budget and cash flow review of all of our real estate projects (including projects actively selling as well as projects under development and on hold) on a periodic basis throughout each fiscal year to, among other things, determine whether the estimated remaining undiscounted

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

future cash flows of the project are more or less than the carrying value of the asset."

We note that the foregoing disclosure is intended to capture all of the communities that we own and that "projects under development" includes communities not yet open, and projects "on hold" represent inactive communities. In the critical accounting policies of our 2016 Form 10-K, we will clarify as follows:
"We perform a detailed budget and cash flow review of all of our real estate communities (including active selling communities, future communities and communities on hold/inactive) on a semi-annual basis throughout each fiscal year to, among other things, determine whether the community's estimated remaining undiscounted future cash flows are more or less than the carrying value of the inventory balance."

Goodwill, page 38
6.	Please more fully tell us and disclose:
•	how you identify your reporting units and at what level you assess them for impairment;
•	your methodology for allocating the goodwill you recorded in the Ryland merger to your reporting units; and
•	the number of reporting units you have, including the number of reporting units with goodwill, on a preliminary basis.

CalAtlantic Response:

In connection with the merger, the Company experienced key personnel changes and significant growth in its operations. With the Company growing from 15 homebuilding divisions across 7 states to 26 homebuilding divisions across 17 states, the Company's immediate focus was on integrating the merged companies to create production, purchasing and other cost savings and efficiencies.  Following the merger, the Company developed processes and reporting packages to manage and assess the Company's performance at a regional level.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

In light of the key personnel changes, growth in operations, and the focus on regional information by the Company's management, during 2016, we performed an assessment of our operating segments in accordance with ASC 280, Segment Reporting ("ASC 280"), and determined that each of our homebuilding regions and financial services operations are our operating segments. We identified our four homebuilding regions as our operating segments based on the following:

Identification of the CODM

The Company's chief operating decision maker ("CODM") is comprised of the Chief Executive Officer ("CEO") and Chief Operating Officer ("COO") from Ryland, and the Chief Financial Officer ("CFO") from Standard Pacific.  The function of the Company's CODM is to allocate resources and assess performance for each of our homebuilding regions. Each region has a Regional President that reports directly to the Company's COO.  After the merger, the Company created a Regional Vice President of Finance role to assist the Regional President in managing and reviewing the results of each of the divisions in their respective regions.

After the merger, the Company shifted from providing the CODM with division level income statements, balance sheets and forecasts to providing regional level information. During 2016, the Company created a financial, planning and analysis function to assist in rolling up divisional level information into regional level information reported to the CODM.  Regional level information provided to the CODM includes: (i) business plans and forecasts on a quarterly basis, (ii) weekly sales, deliveries and backlog reports, (iii) monthly and quarterly comparisons of actual results compared against the forecast, and (iv) quarterly sales, deliveries, backlog and active selling communities compared against the prior quarter and prior year periods. These reports may contain divisional level information that rolls up into regional subtotals. In addition, the CEO and CFO are provided with a quarterly reporting package of regional results for purposes of preparing for quarter and year end board meetings and earnings conference calls.

The Company's CODM is responsible for allocating capital to its regions.  The Regional Presidents are responsible for capital decisions within their respective region subject to the review and approval of the CODM. Each potential land acquisition is presented by the Regional President and the Division President to an investment committee consisting of the CODM and our Executive Chairman of the Board of Directors for approval.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

Identification of Operating Segment

ASC 280 defines an operating segment as a component of a business activity that has each of the following three characteristics:

1)	The component engages in business activities from which it may earn revenues and incur expenses.
2)
The operating results of the component are regularly reviewed by the entity's CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component.

3)	Discrete financial information about the component is available.

Each of our four homebuilding regions have all of these characteristics. As a result, we have determined that our homebuilding regions are our homebuilding operating segments.

Identification of Reporting Units

Under ASC 350, Intangibles – Goodwill and Other ("ASC 350"), a reporting unit is an operating segment, as that term is used in ASC 280, or one level below the operating segment (referred to as a "component"), depending on whether certain criteria are met. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  However, two or more components within the same operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

The Company's Regional Presidents are segment managers that review division level operating and financial information on a monthly and quarterly basis. We have determined that our homebuilding divisions are components of the regions that may be aggregated into a single reporting unit based on their similar economic characteristics, including similar historical and expected future long-term gross margin percentages.

Allocation of Goodwill

In the Company's Form 10-Q for the quarterly period ended June 30, 2016, we disclosed that the goodwill allocated to our four homebuilding regions was preliminary and was subject to change within the one year measurement period. The goodwill allocation to our four homebuilding regions is now complete and will be disclosed in the Company's Form 10-Q for the quarterly period ended September 30, 2016. We have elected October 1 as

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

the date that we will perform our annual test of goodwill impairment.  We expect to assess goodwill impairment at the homebuilding region level.
Item 8. Financial Statements and Supplementary Data, page 40
3. Business Acquisitions, page 55
7.	With regard to the merger with Ryland, please disclose:
•	the primary reason(s) for the merger as required by ASC 805-10-50-2(d); and
•	a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-10-50-1 and ASC 805-30-50-1(a).

CalAtlantic Response:
In future filings, the Company will disclose the primary reasons for the merger with Ryland.  Illustrative disclosure is presented below.
"The primary purpose for our merger with Ryland was to gain both geographic and product diversification and expand our reach and enhance our growth prospects across the homebuilding spectrum, from entry level to luxury.  In addition, the merger was intended to create production, purchasing and other synergies that will result in cost savings and efficiencies."
In future filings, the Company will disclose the qualitative description of the factors that make up the goodwill recognized in connection with the merger with Ryland.  Illustrative disclosure is presented below.
"As of the merger date, goodwill primarily consisted of the following: (i) expected production, purchasing and other synergies resulting from the merger, (ii)  savings in corporate and divisional overhead costs, (iii) the benefit of the combination of the best components of the operating practices of both legacy companies, (iv) the benefit of the combination of the best employees of each legacy company, and (v) expected expanded opportunities for growth through greater geographic and customer segment diversity."

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

4. Segment Reporting, page 57
8.	We note your disclosure that "in accordance with the aggregation criteria defined in ASC 280, our homebuilding operating segments have been grouped into four reportable segments." Please provide us the following additional information:
•
Explain how and why you determined it was appropriate to aggregate your homebuilding operations into four reportable segments. In this regard we note that prior to the merger, Standard Pacific provided detailed disclosures for six separate states;

•	Explain why operating divisions in Georgia are included in the North; and
•	Explain why operating divisions in Arizona are now included in the West.

CalAtlantic Response:

At December 31, 2015, the Company's homebuilding operating divisions were grouped into four reportable segments: North, consisting of our operating divisions in Georgia, Delaware, Illinois, Indiana, Maryland, Minnesota, New Jersey, Pennsylvania and Virginia; Southeast, consisting of our operating divisions in Florida and the Carolinas; Southwest, consisting of our operating divisions in Texas, Colorado and Nevada; and West, consisting of our operating divisions in California and Arizona. Each homebuilding division has a Division President that is responsible for managing the operations of the division.  The Division President reports to a Regional President.  A division operates by purchasing land, developing the land into finished lots (for raw land purchases), building, marketing and selling homes to third party homebuilders. Division level financial statements (income statement, gross margin detail, SG&A detail and balance sheet information) are reviewed by the Regional President (for their respective divisions). As of December 31, 2015, we concluded that the homebuilding operating divisions within their respective reportable segments had similar economic characteristics, including similar historical and expected future long-term gross margin percentages.  In addition, the operating divisions also shared all other relevant aggregation characteristics prescribed in ASC 280, such as similar product types, production processes and methods of distribution. As such, we determined it was appropriate to aggregate our homebuilding operations into four reportable segments in accordance with ASC 280.

During 2016, in accordance with ASC 280 and as discussed in our response to Comment 6 above, we concluded that each of our four homebuilding regions and our financial services operations (consisting of our mortgage financing, title, and insurance related

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

operations) are our operating segments. As such, no further aggregation of our operating segments was required.

The Regional President for the North is located in Georgia and is responsible for all divisions in the North (including Georgia). The North Regional President participates in all Investment Committee meetings with the CODM relating to potential land acquisitions in the North (including Georgia) and is also responsible for making capital allocation decisions within the region.  In addition, the North Regional President reviews all financial and operating data for all homebuilding divisions in the North (including Georgia).

The Regional President for the West is responsible for overseeing all divisions in California and Arizona.  The West Regional President participates in all Investment Committee meetings with the CODM relating to potential land acquisitions in California and Arizona and is also responsible for making capital allocation decisions within the region.  In addition, the West Regional President reviews all financial and operating data for California and Arizona.

 Prior to the merger, Standard Pacific provided supplemental information for six separate states.  After the merger, as this supplemental information is not required to be disclosed, the Company concluded that providing supplemental information for 17 separate states would result in unnecessary detail and would not promote an understanding of the Company's overall financial condition and operating performance.
9.	Please provide, as applicable, all the disclosures required by ASC 280-10-50-22 and 50-25.

CalAtlantic Response

In accordance with the disclosure requirements of ASC 280-10-50-22 and 50-25, we disclosed, in a tabular format, homebuilding pretax income and total assets for each homebuilding segment in our 2015 Form 10-K and subsequent quarterly filings.  For the other disclosures required by ASC 820-10-50-22 and 50-25, all of which are set forth below, we note the following:
Disclosure requirements of ASC 280-10-50-22
a.	Revenues from external customers: The Company included this disclosure in a tabular format in the Company's 2015 Form 10-K and subsequent quarterly filings.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

b.
Revenues from transactions with other operating segments of the same public entity: This disclosure is not included in our filings as it is not applicable because the Company does not generate sales of goods or services between its homebuilding operating segments.

c.
Interest revenue:  This disclosure is not included in our filings as (i) the total amount of interest revenue for the Company is not material, (ii) interest income is not used by the CODM in assessing performance and allocating resources to the Company's homebuilding segments, and (iii) the segment reports used by the CODM do not contain allocations of interest income.

d.
Interest expense: During the years ended December 31, 2015, 2014 and 2013, our qualified assets exceeded our qualified debt and as a result, in accordance with ASC 835, Interest ("ASC 835"), all of our interest incurred was capitalized to either (i) inventories owned and included in cost of sales as related units or lots are sold, or (ii) investments in unconsolidated homebuilding and land development joint ventures and included as a reduction of income from unconsolidated joint ventures when the related homes or lots are sold to third parties. In future periods, if we are required to expense a portion of our interest expense incurred in accordance with ASC 835, we will disclose interest expense for each homebuilding segment to the extent the amount is material and the information is used by the CODM in assessing performance and allocating resources to the Company's homebuilding segments.

e.	Depreciation, depletion, and amortization expense: We will disclose this item in future filings.
f.
Unusual items: There were no unusual items to disclose in our 2015 Form 10-K. We will disclose segment information for material unusual items to the extent this information is used by the CODM in assessing performance and allocating resources to the Company's homebuilding segments.

g.
Equity in the net income of investees accounted for by the equity method: This item is disclosed in the text of our investments in unconsolidated land development and homebuilding joint ventures footnote in the Company's 2015 form 10-K and subsequent quarterly filings. We will enhance our disclosure in future periods should a material amount of equity in the income of investees originate from more than one reportable segment.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

h.	Income tax expense or benefit: This item is not disclosed as such information is not a component of the measure of segment profit or loss used by the CODM.
i.
Extraordinary items: There were no extraordinary items to disclose in our 2015 Form 10-K. We will disclose segment information for material extraordinary items to the extent this information is used by the CODM in assessing performance and allocating resources to the Company's homebuilding segments.

j.
Significant noncash items other than depreciation, depletion and amortization expense: We will disclose segment information for significant material noncash items to the extent this information is used by the CODM in assessing performance and allocating resources to the Company's homebuilding segments.

Disclosure requirements of ASC 280-10-50-25
a.
The amount of investment in equity method investments: This item is disclosed in the text of our investments in unconsolidated land development and homebuilding joint ventures footnote in the Company's 2015 Form 10-K and subsequent quarterly filings. We will enhance our disclosure in future periods should a material amount of investments in equity method investments originate from more than one reportable segment.

b.
Total expenditures for additions to long-lived assets: The only material long-lived asset in which the company invests is the real estate for the communities on which our homes are built.  The Company discloses, in a tabular presentation, total inventories owned, land and land under development, homes completed and under construction, and model homes for each homebuilding segment in our 2015 Form 10-K and subsequent quarterly filings. In future filings, we will supplement this table with disclosure of homesites purchased by segment during the period.  We believe homesites purchased by segment provides investors and other readers of our financials with an understanding of the location of the Company's land purchases during the period.  This disclosure will be consistent with the disclosure we already provide in the MD&A section of our 2015 Form 10-K, subsequent quarterly filings, and in our quarterly earnings press releases.

Mr. W. John Cash
Securities and Exchange Commission
October 20, 2016

If you have any questions, please do not hesitate to contact me at (240) 532-3888.

Very truly yours,
CALATLANTIC GROUP, INC.

/s/ JEFF J. MCCALL

Jeff J. McCall
Executive Vice President & Chief Financial Officer